CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Doubleday Direct, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-3 of MediaBay, Inc. of our report dated March 12, 1999, with respect to the balance sheets of Audio Books Direct, a wholly-owned operation of Doubleday Direct, Inc. (the "Club"), as of June 30, 1998 and 1997, and the related statements of operations, divisional deficit, and cash flows for the years then ended, which report appears in the Form 8-K/A of MediaBay, Inc. (formerly Audio Book Club, Inc.) dated July 20, 1999. Our report includes an explanatory paragraph stating that the Club was operated as an integral part of Doubleday Direct, Inc. and had no separate legal existence. We also consent to the reference to our firm under the heading "Experts" in the Registration Statement.




/s/ KPMG LLP

New York, New York
September 7, 2000